Exhibit 99.2

XTL BIOPHARMACEUTICALS LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

AS OF JUNE 30, 2021

- - - - - - - - - - - -

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	June 30,	December 31,
	2021	2020
	U.S. dollars in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	2,918	3,631
Marketable securities – InterCure Ltd	3,379	2,411
Prepaid expenses and other current assets	274	79

	6,571	6,121

NON-CURRENT ASSETS:
Fixed assets, net	2	2
Intangible assets, net	380	380

	382	382

Total assets	6,953	6,503

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	258	254

NON-CURRENT LIABILITIES:
Warrants	3,413	2,637

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Share capital - ordinary shares of NIS 0.1 par value: authorized - June 30, 2021 (unaudited) and December 31, 2020 - 1,450,000,000 shares; issued and outstanding: June 30, 2021 (unaudited) 528,156,149,and December 31, 2020 - 514,205,799 (audited)	13,603	13,182
Additional paid in capital	146,106	146,015
Reserve from transactions with non-controlling interests	20	20
Accumulated deficit	(156,447)	(155,605)

Total equity	3,282	3,612

Total liabilities and equity	6,953	6,503

The accompanying notes are an integral part of the interim consolidated financial statements

Approval date of the interim consolidated financial statements by the Company’s Board: August 19, 2021.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
		As Restated		As Restated
	U.S. dollars in thousands (except per share data)

Research and development expenses	(18)	(14)	(6)	(11)
General and administrative expenses	(517)	(460)	(297)	(206)

Operating loss	(535)	(474)	(303)	(217)

Revaluation of marketable securities - InterCure Ltd	968	61	(68)	(216)
Revaluation of warrants to purchase ADS’s	(1,289)	(535)	(776)	(681)
Other finance income	5	25	3	13
Other finance expenses	(14)	(9)	(6)	(4)

Finance expenses, net	(330)	(458)	(847)	(888)

Total loss for the period	(865)	(932)	(1,150)	(1,105)

Basic and diluted loss per share (in U.S. dollars):	(0.002)	(0.002)	(0.002)	(0.002)

Weighted average number of Ordinary Shares used in computing basic and diluted net loss per share	522,758,917	514,205,799	527,794,273	514,205,799

The accompanying notes are an integral part of the interim consolidated financial statements

XTL BIOPHARMACEUTICALS LTD.

CONDENSED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Six months ended June 30, 2021
	Share capital	Additional paid in capital	Accumulated deficit	Reserve from transactions with non-controlling interests	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2021	13,182	146,015	(155,605)	20	3,612

Loss for the period	-	-	(865)	-	(865)

Exercise of warrants to ordinary shares	421	91	-	-	512

Share-based payment to employees and non-employees	-	-	23	-	23

Balance as of June 30, 2021 (unaudited)	13,603	146,106	(156,447)	20	3,282

	Six months ended June 30, 2020
	Share capital	Additional paid in capital	Accumulated deficit	Reserve from transactions with non-controlling interests	Total equity
	U.S. dollars in thousands
	As Restated

Balance as of January 1, 2020	13,182	146,015	(152,702)	20	6,515

Loss for the period	-	-	(932)	-	(932)

Share-based payment to employees and non-employees	-	-	12	-	12

Balance as of June 30, 2020 (unaudited)	13,182	146,015	(153,622)	20	5,595

	Three months ended June 30, 2021
	Share capital	Additional paid in capital	Accumulated deficit	Reserve from transactions with non-controlling interests	Total equity
	U.S. dollars in thousands

Balance as of April 1, 2021	13,574	146,080	(155,307)	20	4,367

Loss for the period	-	-	(1,150)	-	(1,150)

Exercise of warrants to ordinary shares	29	26	-	-	55

Share-based payment to employees and non-employees	-	-	10	-	10

Balance as of June 30, 2021 (unaudited)	13,603	146,106	(156,447)	20	3,282

	Three months ended June 30, 2020
	Share capital	Additional paid in capital	Accumulated deficit	Reserve from transactions with non-controlling interests	Total equity
	U.S. dollars in thousands
	As Restated

Balance as of April 1, 2020	13,182	146,015	(152,511)	20	6,706

Loss for the period	-	-	(1,105)	-	(1,105)

Share-based payment to employees and non-employees	-	-	(6)	-	(6)

Balance as of June 30, 2020 (unaudited)	13,182	146,015	(153,622)	20	5,595

The accompanying notes are an integral part of the interim consolidated financial statements

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six months ended June 30,
	2021	2020
		As Restated
	U.S. dollars in thousands

Cash flows from operating activities:

Net loss for the period	(865)	(932)
Adjustments to reconcile loss to net cash used in operating activities (a)	148	481

Net cash used in operating activities	(717)	(451)

Cash flows from investing activities:

Interest from bank deposit	5	24
Purchase of property and equipment	-	-

Net cash from investing activities	5	24

Cash flows from financing activities:

Net cash provided by financing activities	-	-

Decrease in cash and cash equivalents	(712)	(427)

Gains from exchange rate differences on cash and cash equivalents	(1)	(1)

Cash and cash equivalents at the beginning of the period	3,631	4,455

Cash and cash equivalents at the end of the period	2,918	4,027

The accompanying notes are an integral part of the interim consolidated financial statements

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

		Six months ended June 30,
		2021	2020
			As Restated
		U.S. dollars in thousands

(a)	Adjustments to reconcile loss to net cash used in operating activities:

	Income and expenses not involving operating cash flows:

	Depreciation	-	1
	Revaluation of marketable securities - InterCure Ltd	(968)	(61)
	Revaluation of warrants to purchase ADS’s	1,289	535
	Share-based payment transactions to employees and non-employees	23	12
	Gains from exchange rate differences on cash and cash equivalents	1	1
	Interest income	(5)	(24)
	Other financial expenses (income)	(1)	-

		339	464

	Changes in operating asset and liability items:

	Decrease (increase) in prepaid expenses and other current assets	(195)	55
	Increase (decrease) in other accounts payable	4	(38)

		(191)	17

		148	481

(b)	Non-cash activities:
	Exercise of warrants	512	-

The accompanying notes are an integral part of the interim consolidated financial statements

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 (UNAUDITED)

NOTE 1:	GENERAL

A general description of the Company and its activity:

XTL Biopharmaceuticals Ltd. (the “Company”) is engaged in the development of therapeutics for the treatment of unmet medical needs. The Company was incorporated under the Israeli Companies Law on March 9, 1993. The registered office of the Company is located at 5 Badner Street, Ramat Gan, Israel.

The Company’s American Depository Shares (“ADSs”) are listed for trading on the Nasdaq Capital Market (“Nasdaq”) and its ordinary shares are traded on the Tel-Aviv Stock Exchange (“TASE”).

As of June 30, 2021, the Company has a wholly-owned subsidiary, Xtepo Ltd. (“Xtepo”), which was incorporated in Israel.

The Company and Xtepo are heretofore referred to as the Group.

NOTE 2:	BASIS OF PREPARATION OF THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

a.	The condensed consolidated financial information of the Company as of June 30, 2021 and 2020, and for the respective interim periods of three months then ended (“interim financial information”) has been prepared in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) and includes the additional disclosure requirements in accordance with Chapter D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. This interim financial information does not contain all the information and disclosures that are required in the framework of the annual financial statements. This interim financial information should be read in conjunction with the annual financial statements for 2020 and the accompanying notes which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and included the additional disclosure requirements in accordance with the Israeli Securities Regulations (Annual Financial Statements), 2010.

b.	Estimates - the preparation of the interim consolidated financial statements requires the Company’s management to make judgments and to use accounting estimates and assumptions that have an effect on the application of the Company’s accounting policies and on the reported amounts of assets, liabilities and expenses. Actual results could differ from those estimates.

In the preparation of these interim consolidated financial statements, the significant judgment exercised by management in applying the Company’s accounting policies and the uncertainties involved in the key sources of the estimates were identical to those in the annual consolidated financial statements for the year ended December 31, 2020.

XTL BIOPHARMACEUTICALS LTD.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies and methods of computation adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements for 2020.

NOTE 4:	SIGNIFICANT EVENTS DURING THE PERIOD

COVID-19 virus

The outbreak of the Coronavirus in the world in the first half of 2020 and its spread, causes great uncertainty in the world capital markets and major macroeconomic implications, which are characterized by sharp declines and volatility in many securities’ prices.

As of the date of issuance of the financial reporting, there was no material effect of the Coronavirus on the operations and financial results of the Company. Although, due to the ongoing uncertainty around the scope and duration of the Coronavirus, as of the financial statement publication date, there is uncertainty regarding its impact on the economy and the market state at all, and those impacts on the value of the securities held by the Company.

The Company is monitoring and will continue to monitor the developments around the world in connection with the spread of the Coronavirus, and will examine the implications for its activities.

NOTE 5:	RESTATEMENT

Restatement of previously issued consolidated financial statements

In March 2018 the Company’s warrants were allocated to share premium as a result of its cancellation of the cashless exercise mechanism.

During the second quarter of 2021, the Company concluded that the cashless exercise mechanism was not in fact cancelled when the registration statement published in March 2018 became ineffective, as a result of which the right to exercise the warrants on a cashless basis was possible, resulting in the situation that the warrants should have remained a non-current liability, and not an equity instrument.

The financial statements of 2020 were restated and published on May 13, 2021.

The impacts of the error in the warrant classification are as follows:

Impact on the consolidated statement of comprehensive income (loss):

	Six months ended June 30,
	2020
	As previously reported	As restated	Adjustments
	U.S. dollars in thousands

Revaluation of warrants to purchase ADS’s	-	535	535
Finance income (expenses), net	77	(458)	535
Total comprehensive income (loss) for the year	(397)	(932)	535
Basic and diluted earnings (loss) per share (in U.S. dollars):	(0.001)	(0.002)	(0.001)

XTL BIOPHARMACEUTICALS LTD.

	Three months ended June 30,
	2020
	As previously reported	As restated	Adjustments
	U.S. dollars in thousands

Revaluation of warrants to purchase ADS’s	-	681	681
Finance income (expenses), net	(207)	(888)	681
Total comprehensive income (loss) for the year	(424)	(1,105)	681
Basic and diluted earnings (loss) per share (in U.S. dollars):	(0.001)	(0.002)	(0.001)

Impact on the consolidated statements of financial position:

	June 30,
	2020
	As previously reported	As restated	Adjustments
	U.S. dollars in thousands

Non-current liabilities	-	1,000	1,000
Additional paid in capital	147,708	146,015	(1,693)
Accumulated deficit	(154,315)	(153,622)	693
Total equity	6,595	5,595	(1,000)

NOTE 6:	MARKETABLE SECURITIES – InterCure Ltd

a.	All marketable securities held by the Company constitute Level 1 financial instruments, as defined in IFRS 13 - “Fair Value Measurement”. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

b.	The Company holds the following financial instruments:

	June 30,	December 31,
	2021	2020
	U.S. dollars in thousands

Marketable securities – InterCure Ltd	3,379	2,411

The entire investment in marketable securities is classified as a financial asset at fair value through profit or loss. As of December 31, 2020 the Company holds approximately 1.76% of InterCure Ltd’s shares (the shares are traded at the Tel-Aviv Stock Exchange - “TASE”).

c.	Changes in marketable securities for the six months ended June 30, 2021 and the year ended December 31, 2020 were all from changes in the fair value (no sales occurred).

XTL BIOPHARMACEUTICALS LTD.

NOTE 7:	WARRANTS

During the year ended December 31, 2017, the Company raised gross funds amounted to $5,300 thousand by issuance of 2,400,000 ADS’s and 2,450,000 warrants to purchase the same amount of ADS’s. The warrants shall be exercisable six months following the issuance date and will expire five and one-half years from the issuance date. The number of warrants and their exercise price could be adjusted upon standard anti-dilution protection clauses and subject to a cashless exercise mechanism (see also Note 13d).

IFRS 13 “Fair Value Measurement”, (“IFRS 13”), defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.

IFRS 13 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. IFRS 13 establishes three levels of inputs that may be used to measure fair value.

Level 1 -	quoted prices in active markets for identical assets or liabilities;

Level 2 -	inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3 -	unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company accounted for the warrants issued to investors with a cashless exercise mechanism as a non-current liability according to provisions of IAS 32. The Company measured the warrants at fair value by using a Black and Scholes model. The warrants were measured in each reporting period. Changes in the fair value were recognized in the Company’s statement of comprehensive income (loss) as financial income or expense, as appropriate. The warrants were classified as level 3.

The Company used the following assumptions to estimate the Investors’ warrants:

	June 30,		December 31,
	2021	2020	2020

Risk-free interest rate (1)	0.10-0.11%	0.15-0.16%	0.12%
Expected volatility (2)	65.44-70.62%	75.01-75.66%	68.59-69.23%
Contractual term life (in years) (3)	1.13-1.18	2.13-2.18	1.63-1.68
Dividend yield (4)	0%	0%	0%

(1)	Risk-free interest rate - based on yield rates of non-index linked U.S. Federal Reserve treasury bonds.

(2)	Expected volatility - was calculated based on actual historical share price movements of the Company over a term that is equivalent to the contractual term of the option.

(3)	Expected life - the expected life was based on the expiration date of the warrants.

(4)	Dividend yield - was based on the fact that the Company has not paid dividends to its shareholders in the past and does not expect to pay dividends to its shareholders in the future.

XTL BIOPHARMACEUTICALS LTD.

Outstanding warrants:

The table below summarizes the outstanding warrants as of June 30, 2021:

Warrants outstanding to purchase ADSs	Number of shares exercisable	Issuance date	Exercise price in USD (per warrant)	Expiration date

650,000	65,000,000	February 17, 2017	4.1	August 16, 2022
1,365,000	136,500,000	March 7, 2017	2.3	September 6, 2022

2,015,000	201,500,000

In March 2021, as a result of a cashless exercise of warrants by an investor from the February 2017 offering, the Company issued 12,981,800 ordinary shares represented by 129,818 ADSs.

In April 2021, as a result of a cashless exercise of warrants by an investor from the March 2017 offering, the Company issued 968,550 ordinary shares represented by 9,685 ADSs.

NOTE 8:	TRANSACTIONS WITH RELATED PARTIES

“Related party” - as the term is defined in IAS 24, “Related Party Disclosures” (“IAS 24”).

The Company’s key management personnel who are included, along with other factors, in the definition of related party, as above in IAS 24, includes directors, members of the executive committee and InterCure Ltd.

Compensation to key management personnel:

The compensation to key management personnel for employee services provided to the Company is shown below:

	Six months ended 30,		Year ended December 31,
	2021	2020	2020
	U.S. dollars in thousands

Salaries, management and consulting fees and other short-term benefits	122	159	276
Pension, post retirement and other benefits	-	2	2
Share-based payments	23	12	51

	145	173	329

Number of persons	8	8	8

InterCure Ltd:

The Company’s investment in the shares of InterCure Ltd is presented as Marketable securities (See note 6 for additional information).

The Company subleases an office from Canndoc Ltd, which is a subsidiary of InterCure Ltd. During the six months ended June. 2021 approximately $7 thousands were paid to Canndoc Ltd for the rent (during the year 2020 approximately $20 thousands).

As of June 30,2021, June 30,2020 and December 31, 2020, the Company’s share in the shares of InterCure Ltd was 1.11%, 1.94% and 1.76%, respectively.

NOTE 9:	SUBSEQUENT EVENTS

In July 2021, as a result of exercises of warrants by two investors from the February 2017 offering, the Company issued 8,500,000 ordinary shares represented by 85,000 ADSs, in return to $195,500 (the exercise price, $2.3 per ADS).